
August 10, 2010

Daniel G. Darazsdi
Chief Financial Officer
Pharmaceutical Product Development, Inc.
929 North Front Street
Wilmington, NC 28401

  Re: Pharmaceutical Product Development, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed February 26, 2010
    Schedule 14A filed April 1, 2010
    File Number: 000-27570

Dear Mr. Darazsdi:

  We have reviewed your supplemental responses dated June 10, 2010 and June 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Intellectual Property, page 18

1. Please refer to your response to Comment 2 in your response letter dated June 10, 2010. Please confirm that in future filings, you will expand the proposed disclosure regarding material patents in your response letter to include the following information:

- Identification of the product groups to which each of your material patents relate;
- The expiration dates for each material patents, rather than a range of expiration dates for all of your patents; and
- Identification of the jurisdictions in which your material patents were granted.

Please refer to Item 101(c)(1)(iv) of Regulation S-K for guidance.

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2009 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Rose Zukin, Staff Attorney, at (202) 551-3239 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director